SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:

New Frontiers Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:

23611 Chagrin Blvd., Ste. 280 Beachwood, OH 44122

TELEPHONE NUMBER:

(216) 831-8400

NAME AND ADDRESS OF AGENT FOR
SERVICE OF PROCESS:

Rakesh Mehra

23611 Chagrin Blvd., Ste. 280

Beachwood, OH 44122

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/Yes

/ /No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Beachwood and State of Ohio on this 22nd day of November, 2010.

ATTEST:	New Frontiers Trust

/s/ Rupal Mehra	/s/ Rakesh Mehra
By: Rupal Mehra, Secretary	By: Rakesh Mehra, Trustee

794429.1